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PORTAL RESOURCES LTD.

Suite 750, 625 Howe Street

Vancouver, BCV6C 2T6

Phone: (604) 629-1929
Fax: (604) 629-1930

INFORMATION CIRCULAR

(As at October 21, 2005, except as indicated)

Portal Resources Ltd. (the "Company") is providing this information circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual and extraordinary general meeting (the "Meeting") of the Company to be held on December 1, 2005 and at any adjournments.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 10th floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the Request for Voting Instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 100,000,000 c ommon s hares and 100,000,000 p referred s hares, of which 10,873,943 common shares and no preferred shares are issued and outstanding as at October 11, 2005.

Persons who are registered shareholders at the close of business on October 11, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2005 and the other three most highly compensated executive officers of the Company as at June 30, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Fiscal Year ended June 30	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Bruce Winfield, President and Chief Executive Officer and Director(1)	2005 2004 2003	84,000 29,400 Nil	Nil Nil Nil	2,788 Nil Nil	50,000 200,000 Nil	480,000 600,000 Nil	Nil Nil Nil	Nil Nil Nil
Mark Brown, Chief Financial Officer (3)	2005 2004 2003	3,525 6,050 500	Nil Nil Nil	Nil Nil Nil	25,000 46,400 28,600	228,000 285,000 Nil	Nil Nil Nil	Nil Nil Nil
Ronald Miles, President and Chief Executive Officer and Director(2)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Winfield became President and Chief Executive Officer of the Company on March 15, 2004.

(2)

Mr. Miles resigned as President, Chief Executive Officer and Director of the Company on March 15, 2004.

(3)

Mr. Brown resigned as Chief Financial Officer and Secretary on October 12, 2005.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

The Company granted stock options under a Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers, as follows:

NEO Name (a)	Securities, Under Options/SARs Granted(1) (#) (b)	Per cent of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price(2) ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiry Date (f)
Bruce Winfield	50,000	14.4%	$0.86	$0.85	April 14, 2010
Mark Brown	25,000	7.2%	$0.86	$0.85	April 14, 2010

(1)

The options for common shares become exercisable pursuant to a vesting schedule as set out in the Stock Option Plan.

(2)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option, less the maximum discount permitted under the regulations of the Exchange or such other price as may be agreed to by the Company and approved by the Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries do not have a compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control .

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors.  The Company did grant an aggregate of 200,000 stock options to the Directors during the most recently completed financial year.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders of the Company ..

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,103,000	$0.43	181,000
Total	1,103,000		181,000

INDEBTEDNESS TO COMPANY OF DIRECTORS,
EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to: (a) assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of the Company; and (c) be responsible for external and internal audit processes.

Composition

The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be independent, financially literate and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.  The Board way remove or replace a member of the Committee at any time and from time to time.  The Company adopts: (a) the meaning of independence described in Multilateral Instrument 52-110 Audit Committees (the "Instrument") for the purpose of determining whether a member of the Committee is independent; and (b) the provisions of Sections 3.3 to 3.5, inclusive, of the Instrument relating to certain membership requirements.

The Board will appoint the Chairman of the Committee.  The Secretary of the Company will act as the secretary at meetings of the Committee or, in his absence, the Chairman of the committee may appoint any member or any other person to act as secretary.  The secretary will keep minutes of the proceedings at any meeting of the Committee setting out in reasonable detail the business conducted at such meeting.  Minutes of the meetings of the Committee will be distributed by the Secretary to the members of the Committee and to the Board.

Membership and Procedures

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year.  Twenty-four (24) hours notice of each meeting will be given orally, by electronic transmission or by facsimile to all members of the Committee and to the external auditors of the Company and such notice will set out in reasonable detail the business proposed to be conducted at the meeting.  Notice of a meeting may be waived if all members of the Committee are present at a meeting and waive notice or if a member who is not present waives notice before or after such meeting.  A resolution signed by all members of the Committee shall have the same force and effect as a resolution passed at a meeting of the Committee duly called and regularly constituted for the transaction of business.

A majority of members of the Committee will constitute a quorum and decisions of the Committee will be by an affirmative vote of the majority with the Chairman having a deciding vote in the event of a tie.

At the request of the external auditors of the Company, the Chief Executive Officers or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee.  Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

The Committee has the authority to: (a) engage independent counsel and other advisors as it determines necessary or desirable to carry out its duties; (b) set and pay the compensation for any advisors engaged by the Committee; and (c) communicate directly with internal and external auditors.

Responsibilities and Duties

The responsibilities of the Committee are as follows:

Financial Reporting and Disclosure

1.

Review and recommend to the Board for approval, the quarterly financial statements, management discussion and analysis, financial reports and any public release of financial information through press release or otherwise.

2.

Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, management discussion and analysis and financial reports.

3.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, material change disclosures of a financial nature and similar disclosure documents.

4.

Review with management of the Company and with external auditors significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles ("GAAP") all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with Canadian GAAP.

External Audit

1.

Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team and recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and the compensation of the external auditors.

2.

Oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure.

3.

Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Company, the ramifications of their use as well as any other material changes.  Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

4.

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

5.

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

6.

Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

7.

Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Internal Controls and Audit

1.

Review and assess the adequacy and effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud.  From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Company at any particular time.

2.

Satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements.

3.

Periodically assess the adequacy of such systems and procedures to ensure compliance with all regulatory requirements and recommendations.

4.

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

5.

Review annually insurance programs relating to the Company and its investments.

Non-Audit Services

1.

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities.  The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full audit committee at its first scheduled meeting following such pre-approval.

2.

Review and assess the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Associated Responsibilities

Establish, monitor and periodically review procedures for:

1.

The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

2.

The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Composition of the Audit Committee

The following are the members of the Committee:

Frank D. Wheatley	Independent (1)	Financially literate (1)
Mark T. Brown	Independent (1)	Financially literate (1)
David Hottman	Not independent (1)	Financially literate (1)

(1)

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "Non-Audit Services".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

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Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2005	$ 7,500	Nil	Nil	$ 2,500
June 30, 2004	$ 8,000	Nil	Nil	Nil

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five.

The Company has an audit committee.  Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

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#

Name, Position and Jurisdiction of Residence	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed
Bruce Winfield Director, President and Chief Executive Officer B.C., Canada	Director, President and Chief Executive Officer of the Company from March 2004 to present; President of Winfield Consulting from January 1999 to present.	Since March 15, 2004	980,000(2)
Mark T. Brown C.A. Director (1) B.C., Canada	President, Pacific Opportunity Capital Ltd. (accounting and management consulting company).	Since March 15, 2004	290,500
Gary Nordin Vice-President, Exploration B.C., Canada	Senior Geologist and Director of Polaris Minerals Corp. from June 2001 to present.	Since March 15, 2004	977,000(3)
David Hottman Director (1) B.C., Canada	Chairman, Nevada Pacific Gold Ltd. (natural resource exploration company) from 1997 to present.	Since March 15, 2004	793,800
Frank Wheatley Director (1) B.C., Canada	Vice-President, General Counsel and Secretary of Gabriel Resources Ltd. (natural resource development company) from October 2000 to present	Since May 4, 2004	100,000

(1)

Member of the audit committee.

(2)

200,000 of these shares are held indirectly by family members.

(3)

600,000 of these shares are held indirectly by family members.

No proposed director:

(a)

is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditor

DeVisser Gray, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of DeVisser Gray as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Amendment of Stock Option Plan

The Company's Stock Option Plan (the "Plan") provides that a total of 1,284,600 common shares are reserved for issuance upon exercise of stock options granted under the Plan.  As of the date of this information circular, the Company has options outstanding under its Plan to purchase 1, 1 8 3 ,000 common shares.

It is proposed that section 3.2 of the Plan be amended to:

(a)

increase the number of common shares reserved for issuance under the Plan from 1,284,600 to 1,619,841; and

(b)

increase the number of common s hares which may be reserved for issue pursuant to options granted to i nsiders under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, in aggregate, to a number not to exceed 15% of the total number of issued and outstanding common s hares on a non-diluted basis.

The increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors.

Under the amended Plan, the number of common s hares which may be reserved for issue will be as follows:

(a)

in aggregate a number not to exceed 15% of the outstanding issue;

(b)

to any one o ptionee who is an i nsider and any a ssociates of such i nsider, shall not exceed 5% of the outstanding issue;

(c)

to any one c onsultant, shall not exceed 2% of the outstanding issue; and

(d)

to all persons who undertake i nvestor r elations a ctivities, shall not exceed 2% of the outstanding issue.

For the purposes of subsections (a) to (d) above, "outstanding issue" is determined on the basis of the number of common s hares that are outstanding immediately prior to the common s hare issuance in question, excluding common s hares issued pursuant to common s hare compensation arrangements over the proceeding one-year period.

A copy of the amended Plan is attached hereto as Schedule "A".

Accordingly, at the Meeting, all shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED that the Company approve the (i) amendment of the Plan to increase the number of common shares reserved for issuance under the Plan from 1,284,600 to 1,619,841."

Since the amendments to the Plan also permit the directors to reserve up to 15% of the issued common s hares of the Company under options granted to insiders as a group, the Company must obtain approval of the disinterested shareholders to such specific term of the amended Plan.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 15% of the issued common shares of the Company."

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at (604) 629-1929 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 24th day of October, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
OF PORTAL RESOURCES LTD.

"Bruce Winfield" Bruce Winfield, President

- # -

Schedule "A" to the Information Circular
of Portal Resources Ltd.

Stock Option Plan

- # -

PORTAL RESOURCES LTD. STOCK OPTION PLAN Amended December 1, 200 5 (Approved by Shareholders on December 1, 200 5 )

STOCK OPTION PLAN

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1

Definitions

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

(a)

“Administrator” means, initially, the secretary of the Company and thereafter shall mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

(b)

“Affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia);

(c)

“Associate” has the meaning ascribed thereto in the Securities Act (British Columbia);

(d)

“Award Date” means the date on which the Board grants and announces a particular Option;

(e)

“Board” means the board of directors of the Company;

(f)

“Company” means Portal Resources Ltd. (formerly Portal de Oro Resources Ltd. and Gateway Enterprises Ltd.);

(g)

“Consultant” means an individual (or a company wholly-owned by individuals) who provides ongoing bona fide consulting services to the Company or an affiliate of the Company under a written contract, possesses technical, business or management expertise of value to the Company or an affiliate of the Company, spends a significant amount of time and attention on the business and affairs of the Company or an affiliate of the Company and has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company;

(h)

“Director” means any individual holding the office of director of the Company or an affiliate of the Company;

(i)

“Disability” means a disability, whether temporary or permanent, partial or total, within the meaning of Section , as determined by the Board;

(j)

“Employee” means an individual regularly employed on a full-time or part-time basis by the Company or an affiliate of the Company or an individual who, on a regular basis and for a minimum amount of time per week, performs services for the Company or an affiliate of the Company normally provided by an employee, and for the purpose of the Plan includes a Management Company Employee;

(k)

“Exchange” means the TSX Venture Exchange or, if the Shares are no longer listed for trading on the TSX Venture Exchange, such other exchange or quotation system on which the Shares are listed or quoted for trading;

(l)

“Exercise Notice” means the notice respecting the exercise of an Option in the form set out as Schedule “B” hereto, duly executed by the Option Holder;

(m)

“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date, subject to the provisions of the Plan relating to vesting of Options;

(n)

“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph ;

(o)

“Expiry Date” means the date determined in accordance with paragraph  and after which a particular Option cannot be exercised;

(p)

“Insider” has meaning ascribed thereto in the Securities Act (British Columbia);

(q)

“Management Company Employee” means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person involved in investor relations activities;

(r)

“Officer” means any individual holding the position of officer of the Company or an affiliate of the Company;

(s)

“Option” means an option to acquire Shares, awarded to a Director, Officer or Employee or Consultant pursuant to the Plan;

(t)

“Option Certificate” means the certificate, substantially in the form set out as Schedule “A” hereto, evidencing an Option;

(u)

“Option Holder” means a Director, Officer, Employee or Consultant, or a former Director, Officer, Employee or Consultant, who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

(v)

“Plan” means this Portal Resources Ltd. stock option plan;

(w)

“Personal Representative” means:

(i)

in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(II)

in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder; and

(x)

“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital of the Company.

1.2

Choice of Law

The Plan is established under and the provisions of the Plan shall be interpreted and construed in accordance with the laws of the Province of British Columbia.

1.3

Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2
PURPOSE AND PARTICIPATION

2.1

Purpose

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Officers, Employees and Consultants, to reward such of those Directors, Officers, Employees and Consultants as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Directors, Officers, Employees and Consultants to acquire Shares as long term investments.

2.2

Participation

The Board shall, from time to time, in its sole discretion determine those Directors, Officers, Employees and Consultants, if any, to whom Options are to be awarded. If the Board elects to award an Option to a Director, the Board shall, in its sole discretion but subject to paragraph , determine the number of Shares to be acquired on the exercise of such Option. If the Board elects to award an Option to an Officer, Employee or Consultant, the number of Shares to be acquired on the exercise of such Option shall be determined by the Board in its sole discretion, and in so doing the Board may take into account the following criteria:

a)

the remuneration paid to the Officer, Employee or Consultant as at the Award Date in relation to the total remuneration payable by the Company to all of its Officers, Employees and Consultants as at the Award Date;

b)

the length of time that the Officer, Employee or Consultant has been employed or engaged by the Company; and

c)

the quality of work performed by the Officer, Employee or Consultant.

2.3

Notification of Award

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4

Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan.  A copy of the Company’s annual financial statements shall also be provided annually to the Option Holder.  The Administrator shall promptly provide any amendment to the Plan to each Option Holder.

2.5

Limitation

The Plan does not give any Option Holder that is a Director the right to serve or continue to serve as a Director of the Company nor does it give any Option Holder that is an Officer, Employee or Consultant the right to be or to continue to be employed or engaged by the Company.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

3.1

Board to Allot Shares

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the exercise thereof.

3.2

Number of Shares

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 1,619,841 Shares or such additional amount as may be approved from time to time by the shareholders of the Company and the Exchanges.  The number of shares issuable to any one Optionee under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis.  The number of Shares which may be reserved for issue pursuant to options granted to Insiders under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, in aggregate, shall not exceed 15% of the total number of issued and outstanding Shares on a non-diluted basis.  The number of Shares which may be issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a)

in aggregate shall not exceed 15% of the outstanding issue;

(b)

to any one Optionee who is an Insider and any Associates of such Insider, shall not exceed 5% of the outstanding issue;

(c)

to any one Consultant, shall not exceed 2% of the outstanding issue; and

(d)

to all persons who undertake Investor Relations Activities, shall not exceed 2% of the outstanding issue.

For the purposes of subsections (a) to (d) above, "outstanding issue" is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares issued pursuant to Share compensation arrangements over the preceding one-year period.

3.3

Term of Option

Subject to paragraph , the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than the fifth anniversary of the Award Date of the Option.

3.4

Termination of Option

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum or maximum number of Shares in respect of which an Option Holder may exercise part of any Option held by such Option Holder. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Vancouver, on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded and the date established, if applicable, in sub-paragraphs (a) to (c) below:

(a)

Death or Disability

In the event that the Option Holder should die or become subject to a Disability while he or she is still a Director, Officer, Employee or Consultant, the Expiry Date shall be twelve (12) months from the date of death or Disability of the Option Holder; or

(b)

Ceasing to hold Office

In the event that the Option Holder holds his or her Option as Director or Officer of the Company and such Option Holder ceases to be a Director or Officer of the Company other than by reason of death or Disability, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be a Director or Officer of the Company unless the Option Holder ceases to be a Director or Officer of the Company but continues to be engaged by the Company as either a Director, Officer, Employee or Consultant, in which case the Expiry Date shall remain unchanged, or unless the Option Holder ceases to be a Director (or Officer with respect to item (iii)) of the Company as a result of:

(i)

ceasing to meet the qualifications set forth in section 114 of the Company Act (British Columbia), as amended, or such other qualifications required by the corporate laws in any other jurisdiction under which the Company is continued or amalgamated; or

(ii)

a special resolution having been passed by the members of the Company pursuant to subsection 130(3) of the Company Act (British Columbia), as amended, or such other resolution as required by the corporate laws in any other jurisdiction under which the Company is continued or amalgamated; or

(iii)

an order of the British Columbia Securities Commission, the Alberta Securities Commission, the Exchange or any other regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to be a Director of the Company.

(c)

Ceasing to be an Employee or Consultant

In the event that the Option Holder holds his or her Option as an Employee or Consultant of the Company and such Option Holder ceases to be an Employee or Consultant of the Company other than by reason of death or Disability, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be an Employee or Consultant of the Company unless the Option Holder ceases to be an Employee or Consultant of the Company as a result of:

I.

termination for cause or, in the case of a Consultant, breach of contract; or

II.

by order of the British Columbia Securities Commission, the Alberta Securities Commission, the Exchange or any other regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to be an Employee or Consultant of the Company.

3.5

Exercise Price

The Exercise Price shall be that price per share, as determined by the Board in its sole discretion and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, and shall not be less than the closing price of the Company’s Shares traded through the facilities of the Exchange (or, if the Shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the Shares are listed or quoted for trading) on the day preceding the Award Date, less any discount permitted by the Exchange or such other price as may be required by the Exchange.

3.6

Assignment of Options

Options may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by paragraph , exercise the Option within the Exercise Period.

3.7

Adjustments

If prior to the complete exercise of any Option there occurs with respect to the Shares a stock split, reverse stock split, stock dividend, recapitalization, combination, reclassification, consolidation, subdivision, conversion, exchange or substitution (collectively the “Event”), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional Shares shall be issued upon the exercise of any Option and accordingly, if as a result of the Event, an Option Holder would become entitled to a fractional Share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Option unless such amount of Shares represents the balance left to be exercised under the Option.

3.8

Vesting

All Options granted pursuant to the Plan will be subject to such vesting requirements as may be prescribed by the Exchange, if applicable, or as may be imposed by the Board.  For so long as the Company is classified as a Tier 2 company or equivalent designation on the Exchange, all Options granted pursuant to the Plan must contain conditions relating to the vesting of the right to exercise an Option granted to any Option Holder, which will provide that the right to purchase Shares under the Option may not be exercised any earlier than the following times (although the Board may impose different vesting periods):

Number of Shares	Date After Which the Shares may be Purchased
25%	Three Months Following the Award Date
25%	Six Months Following the Award Date
25%	Nine Months Following the Award Date
25%	Twelve Months Following the Award Date

The Board may, in its sole discretion at the time the Option is granted, impose conditions relating to the vesting of the right to exercise an Option granted to any Option Holder, and the Option Certificate representing any such Option will disclose any such conditions.

ARTICLE 4
EXERCISE OF OPTION

4.1

Exercise of Option

Only an Option Holder or the Personal Representative of any Option Holder may exercise an Option. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in Vancouver on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2

Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares purchased pursuant to the exercise of the Option. If the number of Shares purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of Shares available under the Option.

4.3

Condition of Issue

The issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully co-operate with the Company in complying with such laws, rules and regulations.

ARTICLE 5
ADMINISTRATION

5.1

Administration

The Administrator shall administer the Plan on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any Director, officer or employee of the Company such administrative duties and powers as it may see fit.

5.2

Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

5.3

Securities Compliance

An option shall not be effective unless such Option is in compliance with all applicable securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed, as they are in effect on the date of grant of the Option and also on the date of exercise or other issuance.  Notwithstanding any other provision in the Plan, the Company shall have no obligation to issue or deliver certificates for Shares under the Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, and/or (b) completion of any registration or other qualification of such Shares under any law or ruling of any governmental body that the Company determines to be necessary or advisable.  The Company shall be under no obligation to or to effect compliance with the registration, qualification or listing requirements of any securities laws, stock exchange or automated quotation system, and the Company shall have no liability for any inability or failure to do so.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1

Prospective Amendment

Subject to applicable regulatory and, if required by any relevant law, rule or regulation applicable to the Plan, to shareholder approval, the Board may from time to time amend the Plan and the terms and conditions of any Option thereafter to be granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Plan, any Option or the Shares or for any other purpose which may be permitted by all relevant laws, rules and regulations provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

6.2

Retrospective Amendment

Subject to applicable regulatory and, if required by any relevant law, rule or regulation applicable to the Plan, to shareholder approval, the Board may from time to time retrospectively amend the Plan and, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options which have been previously granted. For greater certainty, the policies of the Exchange currently require that disinterested shareholder approval be obtained for any reduction in the Exercise Price of any Option held by an insider of the Company.

6.3

Termination

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination.  Notwithstanding the foregoing the Plan shall terminated 10 years from the date the Plan is approved by the Company’s Shareholders.  Notwithstanding the termination of the Plan, the Company’s Options awarded under the Plan, Option Holders and Shares issuable under Options awarded under the Plan shall continue to be governed by the provisions of the Plan.

6.4

Agreement

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of the Plan.

ARTICLE 7
APPROVALS REQUIRED FOR PLAN

7.1

Approvals Required for Plan

Prior to its implementation by the Company, the Plan is subject to approval by the Exchange.  Options granted under the Plan shall be conditioned upon shareholder approval of the Plan within one year of adoption by the Board.

7.2

Substantive Amendments to Plan

Any substantive amendments to the Plan shall be subject to the Company first obtaining the approvals of:

a)

the shareholders of the Company at a general meeting, including the approval of disinterested shareholders where required by the rules and policies of any stock exchange on which the Shares may be listed for trading; and

b)

any stock exchange on which the Shares may be listed for trading.

SCHEDULE “A”

PORTAL RESOURCES LTD.

STOCK OPTION PLAN OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the Stock Option Plan (the “Plan”) of Portal Resources Ltd. (the “Company”) and evidences that

 (the “Holder”) is the holder of an option (the “Option”) to purchase up to common shares (the “Shares”) in the capital stock of the Company at a purchase price of $

 per Share.  Subject to the provisions of the Plan:

(a)

the Award Date of this Option is

; and

(b)

the Expiry Date of this Option is

.

The right to purchase Shares under the Option will vest in the Holder in increments over the term of the Option as follows:

Date	Cumulative Number of Shares which may be Purchased

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 local time in Vancouver on the Expiry Date, by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to “Portal Resources Ltd.” in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which the Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this

 day of

.

Without prior written consent of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate and the shares issuable upon the exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until _____________________.

PORTAL RESOURCES LTD.

Per:

SCHEDULE “B”

EXERCISE NOTICE

TO:

The Administrator, Stock Option Plan
Portal Resources Ltd.

1.

Exercise of Option

The undersigned hereby irrevocably gives notice, pursuant to the Stock Option Plan of Portal Resources Ltd. (the “Company”) of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)

all of the Shares; or

(b)

 of the Shares which are the subject of the option certificate attached hereto.

Calculation of total Exercise Price:

(a)

number of Shares to be acquired on exercise:

 shares

(b)

times the Exercise Price per Share:

$

Total Exercise Price, as enclosed herewith:

$

The undersigned tenders herewith a cheque or bank draft (circle one) in the amount of $____________, payable to “Portal Resources Ltd.” in an amount equal to the total Exercise Price of the Shares, as calculated above, and directs the Company to issue the share certificate evidencing the Shares in the name of the undersigned to be mailed to the undersigned at the following address:

DATED the

 day of

.

Witness

Signature of Option Holder

Name of Witness (Print)

Name of Option Holder (Print)